EXHIBIT 3.1

CERTIFICATE OF INCREASE
OF
CERTIFICATE OF DESIGNATION, PREFERENCES AND
RIGHTS OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
USEC INC.

USEC Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) thereof, DOES HEREBY CERTIFY:

1. No shares of Series A Junior Participating Preferred Stock of the Corporation have, as of the date of this Certificate, been issued.

2. A resolution providing for an amendment to the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation was duly adopted by the Board of Directors of the Corporation on September 10, 2007, which resolution provides as follows:

RESOLOVED, that the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation, filed with the Delaware Secretary of State on August 25, 2001, shall be amended by amending and restating Section 1 thereof in its entirety as follows:

“Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” and the number of shares constituting such series shall be two hundred thousand (200,000).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase of Certificate of Designation to be executed by its duly authorized officer this 21st day of September, 2007.

USEC INC.
By: /s/ Allen L. Lear
Allen L. Lear
Interim General Counsel and Secretary